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                                                           EXHIBIT (a)(1)(xxvii)




October 29, 2001



Participants in the TDBFG Employee Future Builder Savings Program (the "Employee Future Builder") Who Hold Shares of TD Waterhouse Group, Inc.:

Re:      Operation of the Employee Future Builder and Take-Over Bid Instruction
         Form

As you are likely aware, TD Waterhouse Holdings, Inc., has made an offer to purchase the common shares of TD Waterhouse Group, Inc. at US$9.00 net per share in cash for each outstanding share. Employees have the opportunity to participate in the Employee Future Builder program and to direct that their contributions be invested, among other options, in shares of TD Waterhouse Group, Inc.


Attached to this notice is a Take-Over Bid Instruction Form. Please read this form carefully. You are being given the opportunity to tender (or not tender) such shares. YOU MUST COMPLETE THE FORM IN ORDER TO CAUSE THE SHARES TO BE TENDERED ON YOUR BEHALF. IF YOU DO NOT COMPLETE AND MAIL THIS FORM, YOUR SHARES WILL NOT BE TENDERED.


If you choose to tender the shares, the money received will be invested in the TD GIC Deposit Account. You will then have opportunity to change your investments in accordance with the terms and timing provisions of the Employee Future Builder program. The TD GIC Deposit account is intended to provide a secure level of income at a higher rate than published GIC rates. Assets of the account are invested in a range of GIC terms as selected by investment professionals for the Future Builder Program. The interest paid on your deposits is based on the weighted average of all interest earned by deposits and GICs in the account.


In view of the Offer, it has been determined that no further shares of TD Waterhouse Group, Inc. will be purchased by the Employee Future Builder program. For those of you who have chosen shares of TD Waterhouse Group, Inc. as an investment choice for future contributions, your election to purchase such shares will automatically default to the TD GIC Deposit option offered under the Employee Future Builder program until such time as you change your investment allocation which may be done through the telephone number found at the end of this letter.


Other than this, there will be no change to the current options made available to you for future investments under this Plan and the Employee Future Builder program will continue to permit employees to change new and existing investment selections from time to time. Except as noted, the administrators of the program will continue to honour both existing instructions and all new instructions, in accordance with the terms and the timing provisions of the Employee Future Builder program.
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This document is not a solicitation for the tender of shares and none of The
Toronto-Dominion Bank, The Canada Trust Company or any of their respective affiliates is making any recommendation as to whether any employees of The Toronto-Dominion Bank or any of its affiliates should tender their shares in the Offer.


Should you have any questions on the foregoing, please contact the TDBFG Employee Future Builder program at 1-800-268-9762.


Sincerely,




Allen W. Bell
Executive Vice-President, Group Human Resources